UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     FORM 25

                   NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                     REGISTRATION UNDER SECTION 12(b) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.


                                                Commission File Number 0-30690
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EuroTrust A/S,  Nasdaq Global Market
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    (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Kokhlom 3, DK6000 Kolding Denmark 45-7550-2475
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    (Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

American Depositary Shares (as evidenced by American Depositary Receipts) each representing one (1) ordinary share, nominal value DKK7.50*
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                      (Description of class of securities)

*Not for trading purposes, used only in connection with the listing of American Depositary Shares

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

|_| 17CFR240.12d2-2(a)(1)

|_| 17CFR240.12d2-2(a)(2)

|_| 17CFR240.12d2-2(a)(3)

|_| 17CFR240.12d2-2(a)(4)

|_| Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

|X| Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, EUROTRUST A/S (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.



      May 18, 2007        By  /s/Bo Kristensen           Chief Executive Officer
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          Date                         Name                       Title



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